SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Clarification on inquiries from CVM/B3

COPEL (“Company”), a company that generates, transmits, distributes and sells power, comes to provide clarification on a questioning about news published on January 14, 2022 in the Broadcast column of the newspaper O Estado de São Paulo, requested through Official Letter No. 22/2022/CVM/SEP/GEA-1, sent on January 14, 2022 by D. Management of Companies Monitoring – 1 (“GEA-1”) of the Securities and Exchange Commission (“CVM”), which is transcribed below.

____________________________________________________

Ofício nº 22/2022/CVM/SEP/GEA-1

Rio de Janeiro, january 14,2022.

At Mr.

Adriano Rudek de Moura

Investor Relations Officer of

CIA PARANAENSE DE ENERGIA - COPEL

José Izidoro Biazetto Street, 158, Bloco A, Mossunguê

Curitiba- PR

code: 81200-240

E-mail: ri@copel.com

c/c: emissores@b3.com.br

Assunto: Request for clarification on news

Mr. Director,

1.                We refer to the news published on this date in the Broadcast column of the newspaper O Estado de São Paulo, which contains the following statements:

Interested in expanding the share of wind and solar sources to 25% of its power generation portfolio in the coming years, Copel is evaluating the acquisition of Rio Energy. The company targeted by the state-owned Paraná state company even evaluated an initial stock offering (IPO) on the stock exchange last year, but ended up giving up on the operation. One of the alternatives put on the table would be for Copel to make the purchase offer with the participation of a partner. Denham Capital, parent company of Rio Energy, asked for R$5 billion for the company, according to sources. Another renewable generation asset available on the market that Copel would have evaluated is Ibitu Energia (formerly Queiroz Galvão Energia), a business managed by North American Castlelake.

2.                In view of the foregoing, we determine that you. clarify whether the news is true, and, if so, explain the reasons why you believe it is not a relevant fact, as well as comment on other information considered important on the topic.

3.                It should be noted that by art. 3 of CVM Resolution No. 44/21, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any material act or fact occurred or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

4.                Such manifestation must occur through the Empresa.NET System, category: Notice to the Market, type: Clarifications on questions from CVM/B3, subject: News Published in the Media, which must include the transcript of this letter. The fulfillment of this request for manifestation through a Notice to the Market does not exempt the eventual determination of responsibility for the timely non-disclosure of a Material Fact, pursuant to CVM Resolution No. 44/21.

5.                We warn that, by order of the Superintendence of Relations with Companies, in the use of its legal attributions and, based on item II, of art. 9, of Law No. 6,385/76, and in CVM Instruction No. 608/19, the imposition of a punitive fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance of the requirement contained in this letter, sent exclusively by email, until january 17,2022.

Sincerely,

____________________________________________________

In response to the request, the Company clarifies that, in line with its strategic planning and investment policy, it permanently evaluates assets and opportunities available in the market that can expand its portfolio, customer base and that can generate synergies for its businesses.

Considering the aforementioned news, the Company clarifies, however, that, to date, there is no investment decision related to such market rumors or any other possible transactions under Copel's analysis.

Finally, the Company takes the opportunity to reiterate its commitment to keep shareholders and the market in general informed about the progress of any matters that may be of interest to the market.

Curitiba, January 14, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 14, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.